Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2006

Anthony S. Piszel
Chief Financial Officer
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

      Re: Health Net, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed February 13, 2006
              File No. 001-12718

Dear Mr. Piszel:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief